M.S. Carriers, Inc. Anticipates a Shortfall in EPS
                  For The First Quarter 2001

  Contact: Joe Barrow (901) 344-4400 or
           Phil Lutey (901) 344-4440

  Memphis, TN (March 13, 2001) -- M.S. Carriers, Inc. (NASDAQ : MSCA), an irregular route truckload carrier, announced that it expects to fall significantly short of the consensus earnings estimate for the first quarter of 2001. The Company believes the consensus estimate to be $0.19 per share for the quarter ending March 31, 2001.

  Mike Starnes, Chairman and CEO of M.S. Carriers said, "We are experiencing the same economic slowdown that is impacting the truckload industry. Softness in the freight markets which we serve is limiting our revenue per unit through lower equipment utilization and a greater percentage of non-revenue miles.

  On the positive side, M.S. Carriers trucks are fully staffed as we are having success recruiting drivers. We are also progressing with the planned merger with Swift
  Transportation that is expected to close in the second quarter of 2001."

  This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.This information is in accordance with the company's current expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. With respect to M.S. Carriers' financial results these uncertainties include, without limitation, the following: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. With respect to the proposed merger transaction with Swift these uncertainties include, without limitation, the following: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of M.S. Carriers and Swift stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing , spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Report on Form 10-K of M.S. Carriers with the Securities Exchange Commission.

  This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.